UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Renewable Electricity Certificates

—

Rio de Janeiro, June 29, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that it has acquired international certification that ensures that 100% of the electricity used in its industrial and administrative operations in Brazil is generated by renewable sources. This seal - called I-REC certification (Renewable Energy Certificate) - attests that the electricity Petrobras acquires from external suppliers is generated exclusively by renewable sources, such as hydroelectric, wind, or solar energy.

The goal is to neutralize scope 2 emissions, a term used by the global industry for emissions associated with the consumption of energy obtained from an external supplier. The practice was incorporated by the company as of 2022. The certificates were acquired from the main companies that supply electricity to Petrobras: AES Brasil, CPFL Soluções and Cemig.

"The neutralization of Scope 2 emissions is an important milestone in our energy transition journey and shows that we are reaping concrete fruits from this journey in partnership with our suppliers. It is an advance that makes us proud, proving that we remain determined to lead the energy transition in Brazil, hand in hand with the national production chain and in tune with the demands of society," said Petrobras CEO Jean Paul Prates.

The certificates are part of the first initiative in the portfolio of actions that counted with resources from Petrobras' Decarbonization Fund. They cover 100% of the electricity purchased and correspond to the total scope 2 emissions of the company's operations in Brazil in 2022.

"The acquisition of the certificates is aligned with our ambition of achieving operational emissions neutrality by 2050 and reinforces our commitment to the decarbonization of our operations, contributing to a safe energy transition," says Petrobras' Chief Energy Transition and Sustainability Officer, Maurício Tolmasquim.

Decarbonization Fund

The Petrobras Decarbonization Fund was created to support actions to decarbonize the company's operations in the exploration and production, refining, gas and power, and logistics segments. Petrobras has the commitment to reduce its total operational emissions by 30% by 2030 and, in the long term, the ambition to neutralize its operational greenhouse gas emissions by 2050 and to influence partners to achieve this ambition.

About I-REC

The Renewable Energy Certificate (I-REC ) is a type of renewable energy certificate that represents the environmental attributes of generating one megawatt-hour (MWh) of energy from renewable sources. It consists of a global renewable energy attributes tracking system, designed to enable the reliable registration of energy from renewable sources. The certificate is used by specific customers for Scope 2 accounting purposes, in accordance with the most stringent international standards.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer